Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via EDGAR

June 11, 2010

Mr. Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	General Electric Company
Form 10-K for the Fiscal-Year ended December 31, 2009
Filed February 19, 2010
Form 10-Q for the Fiscal-Quarter ended March 31, 2010
File No. 001-00035

Dear Mr. Jaramillo:

We are responding to your comment letter dated May 18, 2010, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) relating to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the Fiscal-Year ended December 31, 2009

Financing Receivables, page 50

1.
We note the disclosure on page 53 that the ratio of allowance for real estate loan losses as a percentage of non-earning real estate receivables declined from 155.2% at December 31, 2008 to 119.3% at December 31, 2009 and continued to decline to 89.1% at March 31, 2010. As a percentage of non-earning and restructured real estate receivables the allowance for real estate loan losses was 62% at December 31, 2009 and continued to decline to approximately 46% at March 31, 2010. Further, we note that impaired real estate receivables increased by $5.7 billion or 712% in fiscal 2009 to total $6.5 billion at December 31, 2009 and that non-earning real estate receivables increased from $0.2 billion at the 2008 year-end to $1.3 billion at the 2009 year-end. We also note your disclosure on page 48 that you expect current economic conditions to persist in 2010, which will likely result in higher losses. Additionally, we note from your Form 10-Q for the period ended March 31, 2010 that as of March 31, 2010 impaired real estate receivables increased to total $7.5 billion and non-earning real estate receivables increased to $1.7 billion. In light of the above, please address the following:

•	Discuss for us the factors you considered in concluding that the allowance for loan losses allocated to the real estate portfolio was reasonable at December 31, 2009 and March 31, 2010.

(1)

•
Describe and quantify for us in greater detail how you used delinquency statistics, loan-to-value ratios, estimated collateral values, expected future level of interest rates, charge-offs, and other relevant assumptions in determining the amount of the provision required in fiscal 2009 and the first fiscal quarter of 2010.

Response:

We consider multiple factors in considering the adequacy of our allowance for losses on Real Estate financing receivables, including loan-to-value ratios, collateral values at the individual loan level, debt service coverage ratios, delinquency status, economic factors, including interest rate and real estate market forecasts. The allowance for losses on Real Estate financing receivables includes two components: a specific reserve component for loans individually identified as impaired and a general reserve component used to cover inherent losses on loans not classified as impaired.

In determining the specific reserve component, we first evaluate all individual loans for impairment under ASC 310-10-35 on a quarterly basis. We further evaluate all individual loans for additional impairment indicators, if applicable, such as the following:

•	Loans with a debt service coverage ratio (DSCR) of less than 1.0
•	Loans past maturity greater than 90 days
•	Loans on a cost recovery basis of income recognition
•	Loans greater than 30 days delinquent (principal or interest) or otherwise classified as non-earning
•	Loans with specific reserves as of the end of the previous quarter
•	Loans identified internally to have heightened risk conditions (i.e., "risk" or "watch")

Additionally, we also classify loans as impaired when the most recent property valuation reflects a projected loan-to-value (LTV) ratio at maturity in excess of 100%, even if the loan is currently paying in accordance with contractual terms.

Once a loan is deemed impaired, specific reserves are measured based upon expected cash flows discounted at the loan’s effective interest rate or the fair value of the collateral as a practical expedient.

Our general reserve component for the collective non-impaired portfolio is determined based upon a formulaic approach, utilizing a model for estimating probable incurred losses. This model converts economic forecasts (including interest rate forecasts) into real estate market forecasts that are calibrated by market and asset class. These real estate forecasts are then used to project expected performance of a loan based on our specific loan portfolio metrics, including DSCR, LTV, origination date, delinquency status, asset class and location. For owner-occupied properties (19% and 26% of our Real Estate loan portfolio at December 31, 2009 and March, 31, 2010, respectively), we utilize borrower obligor ratings to determine probability of default, and historical experience is used to determine an associated loss given default.

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We emphasize the importance of the following ratios in analyzing the adequacy of our Real Estate reserve: (1) the allowance for financing receivables as a percent of total financing receivables and (2) the allowance for financing receivables as a percent of total impaired loans. The trend of these ratios as well as additional contextual data since March 31, 2009 are summarized below:

Real Estate:

Ratio	3/31/09	6/30/09	9/30/09	12/31/09	3/31/10
Allowance/total financing receivables	0.9%	1.2%	2.3%	3.3%	3.3%
Allowance/total impaired loans	15.8%	17.1%	16.5%	22.9%	20.8%
Impaired loans/total financing receivables	5.5%	7.3%	13.7%	14.5%	15.6%
Allowance/nonearning receivables	72%	43%	78%	119%	89%

Since our approach identifies loans as impaired even when the loan is currently paying in accordance with contractual terms, the establishment of a specific reserve may often precede the classification of a loan as nonearning. Therefore, the ratio of allowance for losses as a percent of nonearning receivables does not necessarily change proportionately with the change in nonearning receivables. For instance, the substantial majority of loans initially classified as nonearning in the first quarter of 2010 were previously impaired with specific reserves, and did not require a proportionate increase in reserves upon their initial nonearning classification.

The increase in the allowance as a percent of total financing receivables since December 31, 2008 reflects the overall deterioration in commercial real estate values and cash flows that has resulted in increased delinquencies and impairments throughout 2009 and the first quarter of 2010. As the commercial real estate market deteriorated, the ratio of impaired loans to the total financing receivables portfolio increased, reflecting the results of the impaired loan surveillance process described above. Furthermore, as the credit losses evolved from being inherent, but not specifically identified, to specifically identified, the proportion of the specific reserve to the total allowance has increased. The allowance as a percent of total impaired loans has generally increased over the market downturn period. The reduction in the allowance as a percent of total impaired loans in the first quarter of 2010 was driven by an increase in loans identified as impaired in our first quarter surveillance process, which also reflected a migration of the reserve composition from general to specific.

In future filings, we will provide additional disclosure about the impact of the factors we considered in determining the allowance for losses on our Real Estate portfolio.

2.
We note from pages 48 and 51 that you restructure financial receivables to minimize economic loss, which can result in rate reductions, principal forgiveness, forbearance or other actions. We also note that troubled debt restructurings totaled $3.0 billion at December 31, 2009 and $4.3 billion at March 31, 2010.

•	Tell us the amount by which troubled debt restructurings increased during fiscal 2009 and the first quarter of 2010 and the amount of charge-offs related to these loans in those periods.
•
Explain to us how your normal methodology for establishing your allowance for loan losses includes restructured loans and discuss the risks, if any, that the restructuring of a loan could delay establishing the appropriate allowance.

(3)

•
Tell us whether any amounts written-off as part of loan restructurings – e.g., principal forgiveness, were already reflected in the allowance for loans losses as of that date and reported as charge-offs, or whether they required specific additions to your provision for loan losses in the period.

•
Provide us with the amount of loan modifications undertaking in fiscal 2009 and the first quarter of 2010 that did not meet the definition of a troubled debt restructuring and are not reflected in the amounts you report as troubled debt restructurings. Explain to us how these modifications are factored into your allowance for loan loss methodology.

•
Tell us the amount of loan modifications and restructured loans that re-defaulted in fiscal 2009 and the first quarter of 2010, separately providing the amounts for real estate loans, CLL and consumer loans and explain to us how re-defaults of these loans are factored into your allowance for loan loss methodology.

Response:

During the fiscal year 2009 and the first quarter of 2010, we classified $3.4 billion and $1.5 billion, respectively, of loans as troubled debt restructurings (TDRs or restructured loans). Write-offs related to these TDRs were approximately $0.3 billion and $0.1 billion, respectively, of which approximately $40 million and an insignificant amount, respectively, were not reflected in our allowance for losses on financing receivables at the beginning of the quarterly period in which the loan was restructured. Approximately $0.2 billion and an insignificant amount of these TDRs redefaulted in fiscal year 2009 and the first quarter of 2010, respectively. The majority of these redefaults related to our consumer loans.

As disclosed in our Summary of Significant Accounting Policies on page 95 of our Form 10-K for the fiscal year ended December 31, 2009, TDRs are those loans in which we have granted a concession to a borrower experiencing financial difficulties. Such loans are classified as impaired, and specific reserves are determined based upon the present value of expected future cash flows discounted at the loan’s original effective interest rate, or collateral value as a practical expedient in accordance with the requirements of ASC 310-10-35.

Through March 31, 2010, approximately $0.1 billion of our restructured smaller-balance homogeneous loans, primarily non-U.S. residential mortgage loans, were evaluated for reserves under a collective formulaic methodology. In the second quarter of 2010, we will revise our approach to recognize reserves for these impaired loans based upon the present value of expected future cash flows discounted at the loan’s effective interest rate on a loan-by-loan basis, or an aggregated basis for loans sharing similar risk characteristics, for which we expect to record additional reserves of up to approximately $25 million.

In conjunction with the FASB’s project on credit quality disclosures, expected to be effective for our 2010 Form 10-K, we are in the process of enhancing our financial accounting systems to separately track detailed information related to modified loans. In the meantime, we advise the Staff that we utilize certain loan modification programs for borrowers experiencing financial difficulties in our consumer loan portfolio. These loan modification programs are primarily concentrated in our U.S. credit card and non-U.S. residential mortgage portfolios. We sold our U.S. residential mortgage business in 2007 and as such, do not participate in the U.S. government sponsored mortgage modification programs. For commercial loans, we evaluate changes in terms and conditions to determine whether the loan meets the classification criteria as a TDR on a loan-by-loan basis.

We advise the Staff of the details related to our consumer loan modification programs, and will provide disclosure in future filings, effective with our second quarter 2010 Form 10-Q, along the following lines:

(4)

During the fiscal year 2009 and the first quarter of 2010, we modified approximately $2.4 billion and $0.9 billion, respectively, of consumer loans for borrowers experiencing financial difficulties. This included approximately $1.3 billion and $0.6 billion, respectively, of credit card loans in the United States (U.S.) and approximately $1.1 billion and $0.3 billion, respectively, of other consumer loans primarily non-U.S. residential mortgages, credit cards and personal loans, which were not classified as TDRs. For these modified loans, we provided short-term (12 months or less) interest rate reductions and payment deferrals, which were not part of the terms of the original contract. During the fiscal year 2009 and the first quarter of 2010, approximately $0.4 billion and $0.1 billion, respectively, of these modified loans redefaulted. Our allowance for losses on financing receivables on these loans is determined based upon a formulaic approach that estimates the probable losses inherent in the portfolio based upon statistical analyses of the portfolio. Once the loan has been modified, it returns to current status (re-aged) only after receipt of at least three consecutive minimum monthly payments or the equivalent cumulative amount, subject to a re-aging limitation of once a year, or twice in a five year period in accordance with the Federal Financial Institutions Examination Council guidelines on Uniform Retail Credit Classification and Account Management policy issued in June 2000.

Real Estate, page 68

3.
We see that you review the estimated value of your commercial real estate investment portfolio semi-annually and as of the most recent assessment, the carrying value of your real estate investments exceeded the estimated value by approximately $7 billion. Also, we note that given the current expected challenging market conditions, there continues to be risk and uncertainty surrounding commercial real estate values and your unrealized loss on real estate equity properties may continue to increase. Given the significant difference between the carrying value and estimated value of your real estate investments and the uncertainty surrounding real estate values, please respond to the following:

•	Tell us the date of the most recent assessment impairment of the real estate investment portfolio and describe the methodologies you employ to assess impairment.
•	Tell us how you group the real estate investments in the portfolio for purposes of your impairment analysis and your rationale for such asset groupings.
•
For significant asset groups or individual assets, please describe how the $7 billion deficit in estimated value is allocated to the portfolio and to which of those groupings the $800 million impairment recorded in fiscal 2009 and the $600 million impairment recorded in the quarter ended March 31, 2010 was allocated. Also, provide the length of time each asset group has been in a continuous unrealized loss position at December 31, 2009 and March 31, 2010.

•	Describe for us the significant inputs and key assumptions of the undiscounted cash flow model utilized and the sensitivity of the impairment recorded to changes in those assumptions.
•	Discuss the degree of uncertainty to those assumptions, to the extent possible.
•
Provide us with a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and the potential effects that these changes could have on your financial statements.

•	Discuss in more detail the factors that significantly impacted the estimated value of the real estate investments.

(5)

Response:

We assess our Real Estate investment portfolio for impairment each quarter, and therefore, our most recent impairment assessment was performed in the first quarter of 2010. The methodology we employ to assess impairment depends upon the form of our investment and the accounting requirement related to that investment type. The substantial majority of our real estate investments are properties that we directly-own and hold for investment (long-lived assets). We also hold equity method and cost method investments.

On a quarterly basis we evaluate whether the decline in the estimated fair value below the carrying value of our cost method and equity method investments is other-than-temporary in accordance with ASC 320-10-35 and ASC 323-10-35, respectively. If an other-than-temporary impairment has occurred, the investment is measured at fair value, with the difference between the carrying value and fair value recognized in earnings, using the valuation methodologies described in the "Cost and Equity Method Investments" section of Note 1. Summary of Significant Accounting Policies on page 99 of our 2009 Form 10-K.

We evaluate all long-lived Real Estate assets for impairment quarterly based on our most recent cash flow estimates in accordance with ASC 360-10-35, regardless of whether a trigger for potential impairment exists as defined by ASC 360-10-35-21. Impairments are evaluated and recorded at the individual asset level, except for certain office and industrial assets that share significant common areas, such as parking, land, and facilities. As those assets are managed operationally and for investment purposes on a combined basis, we consider them as single investment assets for purposes of impairment testing. These assets represent less than 15 percent of our total Real Estate investments.

As disclosed in the Critical Accounting Estimates – Real Estate section of our 2009 Form 10-K, the cash flow estimates used for both estimating value and the impairment analysis are inherently judgmental, and reflect current and projected lease profiles, available industry information about expected trends in rental, occupancy and capitalization rates and expected business plans, which include our estimated holding period for the asset. Our internal cash flow forecasts are analyzed together with market data from established third party commercial real estate analytical firms, which provide data on rent levels and expected trends in growth rates, occupancy, expenses and capitalization rates. We update our assumptions at least semi-annually, with assumptions for higher-risk assets updated quarterly.

If the sum of our undiscounted cash flows for an asset is less than its carrying value, we mark the asset to fair value and record a related impairment charge. Fair value models are inherently subjective and results may differ depending on occupancy, rent, expense and capitalization rate assumptions used.  We corroborate our fair value calculations for impaired properties with external appraisals on a routine basis.

While it is not a required disclosure, we believed that it would be useful to provide the users of our financial statements with estimated fair value information related to our Real Estate investments. The excess of carrying value over estimated fair value is associated with our properties in North America (43%), Europe (33%) and Asia (24%). Carrying value has exceeded estimated fair value for a twelve-month or greater period for a substantial majority of this amount.

The $800 million and $600 million of impairments recorded in fiscal year 2009 and the first quarter of 2010, respectively, were associated with our properties in North America (38% and 41%, respectively), Europe (26% and 4%, respectively), and Asia (36% and 55%, respectively).

Commercial real estate values are significantly impacted by general economic conditions, including unemployment levels, economic growth and the availability of capital funding in the

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property-specific geographic markets. Property-level cash flows include lease income and maintenance, operating and capital expenditures. Lease income is dependent on the property-specific lease profile, including tenant characteristics and occupancy rates, as well as expectations of rental growth and market needs in the related geographic market.

Commercial real estate markets historically lag an economic recession and recovery, and over the past eighteen months, these markets have been affected by the challenging global economic conditions. In the second half of 2008, there were significant changes in the available capital and financing levels for commercial real estate properties, resulting in a significant lack of market liquidity. This lack of liquidity continued throughout 2009 and into 2010 and unfavorably impacted commercial real estate values. As the economic recession became more challenging later in 2009 and 2010, expectations of property-specific cash flows have been impacted by tenant changes (including as a result of financial difficulty), and changes in expectations of future rent and occupancy levels.

There are several factors that may affect the profitability of our real estate investments and market conditions may result in future impairments to the carrying value of equity investments or increases in the allowance for loan losses on commercial real estate loans. For example, the profitability of real estate investments is largely dependent upon the economic conditions in specific geographic markets in which the properties are located and the perceived value of those markets at the time of sale. Furthermore, occupancy rates and market rentals may worsen, which may result in impairments to the carrying value of equity investments or increases in the allowance for loan losses on commercial real estate loans. Disclosure of these factors is discussed in Item 1A. “Risk Factors” of our 2009 Form 10-K “The real estate markets in which GE Capital participates are highly uncertain.”

4.
We note from page 18 that you acquire equity positions in various types of properties as part of your commercial real estate business. In addition, on page 120 you refer to your cost method investments in real estate.

•
Tell us whether, for any of your investments in real estate, you are required to assess impairment, determine whether that impairment is other then temporary, and measure the impairment loss pursuant to the guidance in FASB ASC 320-10-35.

•	If so, in future filings, revise this section to disclose that fact and describe the methodology you employ in assessing impairment on those investments.
•
Tell us the amount of real estate investments you were required to assess for impairment pursuant to that guidance and, to the extent different from the information provided in footnote (d) to the table on page 120, provide us with the unrealized losses relating to those assets at December 31, 2009 and March 31, 2010, distinguishing between those investment in a continuous loss position (i) less than one year and (ii) more than one year.

Response:

Cost method Real Estate investments represented $124 million of our Real Estate investments at December 31, 2009. The unrealized loss associated with the real estate cost method investments as of both December 31, 2009 and March 31, 2010 was $7 million, and no real estate cost method investment has been in a continuous loss position for more than one year as of March 31, 2010. Given the insignificance of these amounts, we believe that our current disclosure is appropriate.

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5.           Response to question #5 incorporated in response to questions #11 and #12. See below.

Item 8. Financial Statements and Supplementary Data, page 81

Note 2. Assets and Liabilities of Businesses Held for Sale and Discontinued Operations, page 101

Assets and Liabilities of Businesses Held for Sale, page 101

6.
We see that on December 3, 2009, you entered into an agreement with Comcast Corporation to transfer the assets of NBCU to a newly formed entity in which you will own a 49% interest. You have also agreed to acquire portions of Vivendi’s interest in NBCU, dependent upon the timing of the aforementioned transaction with Comcast. Accordingly, you have classified the NBCU assets and liabilities as held for sale as of December 31, 2009. We note that FASB ASC 360-10-35-43 requires the disposal group be measured at the lower of its carrying amount or fair value less cost to sell. Please describe for us in detail how you assessed and evaluated the carrying value and fair value less cost to sell of the NBCU disposal group in accordance with this standard.

Response:

In accordance with ASC 360-10-35-43, the NBCU assets and liabilities held for sale were measured as a disposal group for purposes of determining the lower of carrying value or fair value less cost to sell. In this regard, we compared the carrying value of the NBCU disposal group to its fair value, as determined by the proceeds to be received by GE as specified in the terms of the transaction with Comcast Corporation signed on December 3, 2009, less related costs to sell. Those terms indicate that in exchange for our investment in NBCU, we will receive cash and a 49% equity stake in a newly-formed entity (consisting of the NBCU disposal group and Comcast’s contributed media assets). We considered fair value of the disposal group to be the sum of the expected cash proceeds plus the fair value of the 49% equity investment in the newly-formed entity. As the fair value less costs to sell was higher than the carrying amount of the disposal group, the NBCU disposal group was recorded as held for sale at its carrying amount.

7.
In this regard, please tell us how you intend to account for your 49% equity investment in the newly formed entity. Please discuss the impact of the transactions on your financial statements after consummation.

Response:

In accordance with ASC 810-10-40-4, as a result of relinquishing control of NBCU to Comcast Corporation, we intend to account for the transaction as the sale of the NBCU business and the acquisition of a 49% equity stake in a newly-formed entity, consisting of the NBCU business group and Comcast’s contributed media assets. Based on our current estimate of the fair value of the NBCU business at the time of the closing of the transaction, we expect to record a small after-tax gain. In accordance with ASC 810-10-40-5, we will record our 49% investment in the newly-formed entity at fair value and account for it under the equity method.

Note 3, Investment securities, page 105

8.
We note the disclosure that the “vast majority” of your securities are available for sale. Tell us whether you held any held to maturity securities at December 31, 2008, December 31, 2009 and March 31, 2010. Tell us whether you have had any transfers between categories

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of investment in the periods then-ended and if so, provide the amounts transferred, the categories from which transferred, the amounts of any losses recorded, and the amount of any related unrealized losses reflected in accumulated other comprehensive income.

Response:

The Company advises the Staff that we held no held to maturity securities at December 31, 2008, December 31, 2009 and March 31, 2010 and had no transfers between categories of investments in any of the periods then ended. In addition, the Company advises the Staff that the reference to “vast majority” relates to the fact that approximately 1% of our investment securities are classified as trading and the rest of our investment securities are classified as available-for-sale. In future filings, we will revise our description to indicate that substantially all of our investment securities are classified as available-for-sale.

Note 23, Off-Balance Sheet Arrangements, page 154

9.
We note from page 156 that in the first quarter of 2009, you sold a 1% limited partnership interest in PTL, a previously consolidated VIE, to Penske Truck Leasing Corporation, the general partner of PTL, whose majority shareowner is a member of GE’s Board of Directors. Also, we note that the disposition of the shares, coupled with your resulting minority position on the PTL advisory committee and related changes in your contractual rights, resulted in the deconsolidation of PTL.

•	Explain to us in detail how the above changes met the criteria outlined in FASB ASC 810-10-35-4.
•	Provide us with the analysis you performed under FASB ASC 810-10-25 in concluding that you are not the primary beneficiary required to consolidate PTL.

Response:

PTL is a limited partnership formed in 1988 between Penske Truck Leasing Corporation (PTLC) and a subsidiary of General Electric Capital Corporation (GECC). PTLC is an indirect wholly-owned subsidiary of Penske Corporation, which is privately-held.

As of December 31, 2008, GECC held 50.9% of PTL’s partnership interests, with the remainder held by PTLC (40.1%), and Penske Automotive Group, Inc. (PAG) (~9%). PAG is a publicly traded automotive retailer in the United States and its largest stockholder is Penske Corporation or entities affiliated with Penske Corporation, which owned approximately 40% of PAG’s outstanding common stock at March 12, 2009. Roger S. Penske is the Chairman of the Board of Penske Corporation, PTLC and PAG. Mr. Penske has been a member of the General Electric Company Board of Directors since 1994.

PTLC is the sole general partner of PTL and therefore has management responsibility for day-to-day operations of PTL’s business. An Advisory Committee (AC) of PTL consults with and advises the general partner. The general partner may not take certain specified actions without the consent of the AC. Prior to the transaction in the first quarter of 2009, the AC had six members (three designated by PTLC and three designated by GECC), and actions of the AC required a majority vote of its members. PAG appoints a non-voting observer to the AC, who is entitled to certain notices and information.

Although PTL is in all other respects a voting interest entity, it meets the technical definition of a variable interest entity under FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (Revised) (FIN 46(R)) paragraph 5.c due to the existence of disproportionate voting rights

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relative to economics, and the economic interests of Mr. Penske, as a related party, needing to be considered as part of our economic interests for purposes of determining whether substantially all of PTL’s activities involved or were conducted on our behalf. In evaluating the application of this guidance upon the adoption of FIN 46(R) in 2004, it was acknowledged that the role served by Mr. Penske as a GE Director was not a part of the design of PTL but that, as a result of that involvement, PTL met the technical definition of a variable interest entity. We determined that GECC was the party within the related party group that was most closely associated with PTL under the related party criteria of FIN 46(R) paragraph 17, primarily as a result of its then 79% partnership interest (FIN 46(R), paragraph 17.c.), and therefore was considered to be the party within the related party group that should consolidate PTL.

Between the adoption of FIN 46(R) in 2004 and the transaction in the first quarter or 2009, we reduced our partnership interest in PTL from 79% to approximately 51% through several dispositions, reflecting our intent to reduce our investment in PTL over time. For each disposition, the following continued to be true at the conclusion of each transaction: PTLC remained the general partner of PTL, we retained our majority position in PTL’s partnership interests (although all of our interests were as a limited partner), and participation on PTL’s AC remained equally split between PTLC and us. Therefore, GECC remained the party within the related party group that was most closely associated with PTL under the related party criteria of FIN 46(R) paragraph 17 and continued to consolidate PTL.

The sale transaction in the first quarter of 2009 included the following principal terms.

•	The transfer of a 1% partnership interest in PTL from GECC to PTLC.
•
An amendment by GECC, PTLC and PAG to the AC membership that reduced the number of AC members from six to five, with PTLC continuing to have the right to appoint three members and GECC having the right to appoint two members. PAG retained its non-voting observer on the AC. As a result, GECC and PTLC no longer share equal membership.

•
Certain actions require AC approval of four of the five AC members (including at least one GECC member), rather than a simple majority, but a simple majority retained the power to direct matters that most significantly impact the activities of PTL, including, but not limited to, activities that impact PTL’s economic performance.

•	GECC has the right to approve certain changes in control or any merger involving PTL.

Following this transaction, we concluded that PTL continued to be a variable interest entity since Mr. Penske remained a GE Director.  Therefore, we then performed an analysis to determine the primary beneficiary of PTL.  Our analysis followed the guidance in paragraphs 15 and 17 of FIN 46(R), which are applicable to this transaction.  In order to determine the primary beneficiary, we first looked to the guidance under paragraph 17 of FIN 46(R) to determine which party within the related party group was most closely associated with PTL.

PTL is substantively operated in a manner consistent with other partnerships that are considered voting interest entities and, were it not for Mr. Penske’s role as a GE Director, PTL would otherwise be considered a voting interest entity. Therefore, in evaluating the relative importance of the criteria in FIN 46(R) paragraph 17, relatively more weight was given to the actual exercise of control within PTL.

The disposition of our partnership interest and concurrent amendment of certain PTL governing documents resulted in GECC’s partnership interest in PTL declining below 50% and provided PTLC with control of the AC. That fact, coupled with PTLC and PAG’s combined limited partnership interest exceeding 50% and PTLC remaining the sole general partner of PTL was the basis for our conclusion that PTLC was now the entity, within the related party group, that was most closely associated with PTL. To the extent the powers of the general partner are limited by the AC, a simple majority of the AC has the power to direct matters that most significantly impact

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the activities of PTL, including, but not limited to, activities that impact PTL’s economic performance. The rights retained by GECC through the requirement for approval by four members of the AC, on the other hand, are protective in nature, as they do not provide GECC with the ability to effectively participate in significant financial and operating decisions that would be expected to be made in the ordinary course of PTL’s business.

Accordingly, GECC was no longer deemed to be the primary beneficiary of PTL. In accordance with the requirements of FIN 46(R), we deconsolidated PTL upon closure of the transaction in the first quarter of 2009 and have subsequently reported our remaining investment in PTL as an unconsolidated variable interest entity.

Exhibit 31

10.
We note that you removed the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraphs 4(d) of the certifications. In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications. This comment also applies to your Form 10-Q for the fiscal quarter-ended March 31, 2010.

Response:

The Company notes the Staff’s comment and will revise its disclosure in future filings accordingly.

Financial Measures that Supplement Generally Accepted Accounting Principles, page 73

Capital Finance Ending Net Investment (ENI), page 75

5.
We note the non-GAAP measure “Capital Finance Ending Net Investment, excluding the effect of currency exchange rates” on page 75. We note from your disclosure that you believe that the measure is an indicator of the capital (debt or equity) required to fund the business. You also disclose that by excluding the impact of GECS discontinued operations, GECS headquarters ENI and the effects of currency exchange movements you are providing a more meaningful measure for your Capital Finance segment. In future filings please revise the section to disclose the following:

•
Explain why you believe excluding these three items, especially the impact of GECS headquarters items, provides a more meaningful measure for this segment. Specially explain what GECS headquarters ENI represents and why it would not be included in the segment’s ENI.

•
Provide a more detailed explanation of the reasons why your management believes that presentation of this non-GAAP measure provides useful information and is meaningful to investors in understanding your financial condition and results of operations.

•	Provide us with a copy of your proposed disclosure.

See response below.

(11)

Form 10-Q for the Fiscal-Quarter ended March 31, 2010

Exhibit 99(a)

11.	Describe the differences between the Capital Finance ENI measure presented on page 75 in your Form 10-K for the fiscal year ended December 31, 2009 and the GE Capital ENI measure presented here.

See response below.

•	Tell us why the adjustment related to GECS headquarters ENI and foreign currency exchange rates were not reflected in the GE Capital ENI non-GAAP measure presented here.
•	Explain why you now exclude cash and cash equivalents in calculating this measure.

12.
As you disclose in both documents that ENI is used to measure the size of your financial services business and that management believes the measure is an indicator of the capital required to fund the business, please explain your reasons for changing the manner in which the measure is calculated and tell us whether management intends to consistently derive the measure in the manner in future filings.

Response:

The Company notes the Staff’s comments and we have aggregated our responses to questions #5, #11 and #12 in order to more clearly explain the changes to the manner in which we presented our segment ENI and the reasons why we believe that this measurement is useful to investors.

Through 2009, our Capital Finance segment included our CLL, Consumer, Energy Financial Services, GECAS and Real Estate businesses, and excluded GECS discontinued operations and GECS headquarters operations. As a result, assets of GECS discontinued operations and GECS headquarters operations were excluded from the Capital Finance segment ENI presented in our 2009 Form 10-K because during the periods presented they were not part of the Capital Finance segment for which ENI was being measured. GECS headquarters largely consisted of our corporate treasury operations, including unallocated cash, and our run-off insurance operations.

Effective January 1, 2010, we reorganized the Capital Finance segment (now called GE Capital). As a result of this segment reorganization, most of the treasury operations referred to above are now included in the GE Capital segment. Discontinued operations continue to remain outside the segment.

One of the effects of including headquarters operations in the GE Capital segment was a significant increase in cash and equivalents at the segment level. In large part, we hold these cash and equivalents to ensure adequate liquidity for GE Capital, including the pre-funding of future debt maturities. As such, this cash is not allocated to the underlying business operations. Therefore, in the Form 10-Q we adjusted GE Capital ENI by subtracting all cash and equivalents to present a more meaningful measure of the segment assets that require capital funding.

The effect of currency exchange rates on the December 31, 2009 Capital Finance ENI was presented in order to provide investors with a more comparable measure of asset reduction from the prior year. Unlike the ENI measures in the 2009 Form 10-K, the ENI presented in the Form 10-Q was not presented on a comparative basis. As such, we did not adjust the most recent

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measure to exclude the effect of currency exchange rate changes from a comparative prior period.

In future filings, the Company intends to derive the GE Capital ENI measure in a manner consistent with that used in the Form 10-Q. To the extent we believe that quantification of the effects of currency exchange rates on comparability of ENI between periods is informative to investors, we may also present the measure excluding such effect.

The Company will revise its disclosure in future filings along the following lines:

“We use ENI to measure the size of our GE Capital segment. We believe that this measure is a better indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding cash and equivalents, we provide a more meaningful measure of assets requiring capital to fund our GE Capital segment as a substantial amount of this cash resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Further, in order to present investors with a measure that more directly reflects the effects of operating activities on a more comparable basis, we present the GE Capital ENI excluding the effects of currency exchange rate changes from the prior period. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC COMPANY

/s/ Jamie S. Miller

Jamie S. Miller
Vice President – Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel
W. J. O’Mara, Partner, KPMG LLP

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